Exhibit 99.1

Arco Announces Appointment of New Director

São Paulo, Brazil, May 17, 2021 – Arco Platform Limited, or Arco (Nasdaq: ARCE), announced today that it has appointed Paula Soares de Sá Cavalcante to its Board of Directors, effective as of today.

The appointment of Ms. Cavalcante, a shareholder from Arco’s founding family, is part of a long-term succession plan for Mr. Oto de Sá Cavalcante and reinforces the family’s long-term commitment to Arco.

Ms. Cavalcante holds a bachelor’s degree in Business Administration from the University of Fortaleza and a postgraduate degree in Finance from Insper. She worked at Deloitte in the auditing and mergers and acquisitions areas for 4 years.

Arco’s Board of Directors is now composed of three members of the controlling family, including its non-executive Chairman, its CEO, and Ms. Cavalcante, and seven independent members, resulting in a diversity of skills and experience to enhance Arco’s decision-making and accelerate its mission of delivering high quality education at scale:

Name	Position
Oto Brasil de Sá Cavalcante	Chairman
Ari de Sá Cavalcante Neto	Director
Paula Soares de Sá Cavalcante	Director
Beatriz Amary	Independent Director
Carla Schmitzberger	Independent Director
David Peixoto dos Santos	Independent Director*
Edward Ruiz	Independent Director*
Martin Escobari	Independent Director
Pablo Doberti	Independent Director*
Stelleo Tolda	Independent Director

* Member of Arco’s Audit Committee.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning methodology, proprietary adaptable curriculum, interactive hybrid content, and high-quality pedagogical services allow students to personalize their learning experience with while enabling schools to thrive.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Arco’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Arco’s Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Arco’s control. Therefore, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Arco does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.

Investor Relations Contact

Arco Platform Limited

IR@arcoeducacao.com.br